EXHIBIT 1

First Manhattan Co.

399 Park Avenue

New York, NY 10022

July 17, 2013

J. Martin Carroll

Charles J. Casamento

Mark Logan

Ernest Mario, Ph.D.

Jorge Plutzky, M.D.

Linda M. Dairiki Shortliffe, M.D.

Robert N. Wilson

VIVUS, Inc.

351 E. Evelyn Avenue

Mountain View, CA 94041

To the Independent Directors of VIVUS, Inc.:

We are writing to request that you desist in your practice of making false accusations with respect to First Manhattan Co. (“FMC”).

In your press release issued yesterday afternoon, you wrongly accused FMC of conducting a “campaign of misleading statements” by “robo-call,” clearly implying that this alleged “robo-call” campaign was designed to mislead retail stockholders of VIVUS, Inc. (“Vivus”) on a large scale. Furthermore, you alleged that corrective disclosure was required so that stockholders have accurate information on which to make their voting decision. These accusations are untrue.

You allege that MacKenzie Partners, Inc., our proxy solicitor, conducted a “robo-call” campaign. Dan Burch, the Chief Executive Officer of MacKenzie Partners, has represented to us that MacKenzie does not conduct proxy solicitations through the use of “robo-calls”, and has not done so in this case. Moreover, Mr. Burch has represented that all calls have been made by individuals associated with MacKenzie. Your allegation is untrue.

Our press release announcing the ISS recommendation clearly and accurately reported its conclusions. The press reports covering this contest all did the same. The Vivus stockholders had fully accurate information well in advance of the scheduled July 15 Annual Meeting, and your claimed basis for delaying the meeting to give the stockholders sufficient time to make informed decisions is preposterous.

You allege that FMC purposefully failed to file required disclosures with the SEC. There has been no such failure, purposefully or inadvertently – this is again untrue. Nothing that is required to have been filed with the SEC has not been filed. In addition, unlike you, we have told the SEC the truth about our conduct; we have not been required to make any corrective filings or disclosures on this matter. Your allegation is untrue.

Your pattern of making false accusations against First Manhattan is unacceptable. You appear to be engaged in a greater campaign to distract the Vivus stockholders from your record of value destruction, to entrench yourselves, to disenfranchise the stockholders, and to delay the day of reckoning. This conduct must stop.

The stockholders have voted and it is your duty to honor the results of this election. We are confident that a new board will allow owners of Vivus to realize the value of their investment.

Very truly yours,

Dr. Sam Colin

Senior Managing Director

First Manhattan Co.